SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the date of December 14, 2009

Global Crossing (UK) Telecommunications Limited

(Translation of registrant’s name into English)

1 London Bridge

London SE1 9BG

United Kingdom

+44 (0) 845 000 1000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Explanatory Note

On December 14, 2009 Global Crossing Limited, the parent of the registrant, issued a press release announcing the registrant’s unaudited financial results for the three and nine months ended September 30, 2009. A copy of such press release condensed for the three and nine months ended September 30, 2009 is attached to this report.

EXHIBIT INDEX

Exhibit	Description
99.1	Press release dated December 14, 2009, regarding Global Crossing (UK) Telecommunications Limited’s consolidated financial results for the three and nine months ended September 30, 2009.

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Exhibit 99.1

Global Crossing Reports GCUK’s Third Quarter 2009 Results

FOR IMMEDIATE RELEASE: MONDAY, DECEMBER 14, 2009

London — Global Crossing Limited (NASDAQ: GLBC), a leading global IP solutions provider, today announced third quarter results for its subsidiary, Global Crossing (UK) Telecommunications Limited (GCUK).

Business Highlights

GCUK generated 75 million pounds of revenue in the third quarter and Operating Income Before Depreciation and Amortization (OIBDA) of 20 million pounds. (OIBDA is a non-GAAP measure that is defined and reconciled below.) The company also reported cash generated from operations of 13 million pounds before interest.

“Despite a challenging economic environment, GCUK continues to see healthy levels of demand for advanced IP-based networking solutions, including managed services,” said John Legere, Global Crossing’s chief executive officer. “We are carefully aligning our sales resources and capital investments to seize these opportunities and further diversify our customer base.”

Third Quarter Results

The results discussed below are prepared in accordance with International Financial Reporting Standards and presented in U.S. Generally Accepted Accounting Principles (U.S. GAAP) format.

GCUK generated revenue of 75 million pounds, a decrease of 2 million pounds or 3 percent sequentially and a decrease of 7 million pounds or 9 percent on a year-over-year basis. The sequential decrease in revenue was primarily due to a decrease in non-recurring fees, including fees for professional services, equipment sales and certain other charges. The year-over-year decrease in revenue was primarily due to the conclusion of the Camelot contract in December 2008.

Gross margin was 30 million pounds for the quarter, a 7 million pound increase sequentially and flat compared with the same quarter last year. The sequential increase in gross margin was primarily due to a reduction in access charges resulting from a 4 million pound favorable regulatory ruling related to access costs paid in periods prior to 2009 and a 2 million pound benefit from recharging to the Rest of World segment a portion of retroactive property tax assessments previously charged to GCUK, partially offset by a decrease in revenue.

Sales, general and administrative expenses (SG&A) were 10 million pounds for the quarter, essentially flat on a sequential and year-over-year basis.

GCUK’s OIBDA for the third quarter was 20 million pounds, compared with 12 million pounds in the second quarter of 2009 and 20 million pounds in the third quarter of 2008. The sequential increase in OIBDA was primarily due to the favorable regulatory ruling and the retroactive property tax assessment recharge described above, partially offset by lower revenue in the quarter.

GCUK recorded net loss of 2 million pounds for the third quarter of 2009, compared with net income of 10 million pounds in the second quarter of 2009 and a net loss of 7 million pounds in the third quarter of 2008. Beyond the variances described above, the sequential variation in net income/loss was primarily due to unrealized foreign exchange losses on GCUK’s U.S. dollar denominated Senior Secured Notes in the third quarter of 2009, compared with gains in the second quarter of 2009. The year-over-year reduction in net loss was primarily due to lower unrealized foreign exchange losses on the U.S. dollar denominated Senior Secured Notes.

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Cash and Liquidity

As of September 30, 2009, GCUK had cash and cash equivalents of 26 million pounds compared with 17 million pounds at June 30, 2009, and 34 million pounds at September 30, 2008.

Net cash generated from operating activities during the third quarter totaled 13 million pounds after operating working capital use of 4 million pounds. GCUK’s cash and cash equivalents increased by 9 million pounds in the third quarter, after purchases of property, plant and equipment of 2 million pounds and principal payments on finance leases and other debt obligations of 3 million pounds.

International Financial Reporting Standards

GCUK’s results reported here include unaudited consolidated financial results for the three months ended September 30, 2009, June 30, 2009 and September 30, 2008; the unaudited consolidated balance sheet as of September 30, 2009; and the audited consolidated balance sheet as of December 31, 2008, all in accordance with IFRS, as published by the International Accounting Standards Board (IASB). GCUK’s results for the third quarters of 2009 and 2008 and the second quarter of 2009 were included in Global Crossing’s consolidated results previously reported on October 28, 2009, in accordance with U.S. GAAP and in U.S. dollars.

Non-GAAP Financial Measures

Consistent with the U.S. Securities and Exchange Commission’s (SEC’s) Regulation G, the attached tables include a definition of OIBDA, as well as a reconciliation of such measure to the most directly comparable financial measure calculated in accordance with IFRS and presented in the US GAAP reporting format.

Conference Call

Management has scheduled a conference call for Monday, December 14, 2009, at 9:00 a.m. EST/2:00 p.m. GMT to discuss GCUK’s financial results. The call may be accessed by dialing +1 212 231 2910 or +44 (0) 20 3300 0096. Callers are advised to dial in 15 minutes prior to the 9:00 a.m. EST start time. The call will also be Webcast at http://investors.globalcrossing.com/results.cfm.

A replay of the call will be available on Monday, December 14, 2009, beginning at 12:00 p.m. EST/5:00 p.m. GMT and will be accessible until Monday, December 21, 2009, at 12:00 p.m. EST/5:00 p.m. GMT. To access the replay, dial +1 402 977 9140 or +1 800 633 8284 and enter reservation number 21448734. UK callers may access the replay by dialing +44 (0) 87 0000 3081 or +44 (0) 80 0692 0831 and entering reservation number 21448734.

ABOUT GLOBAL CROSSING (UK) TELECOMMUNICATIONS LIMITED

Global Crossing UK Telecommunications Ltd. provides a full range of managed telecommunications services in a secure environment ideally suited for IP-based business applications. The company provides managed voice, data, Internet and e-commerce solutions to a strong and established commercial customer base, including more than 100 UK government departments, as well as systems integrators, rail sector customers and major corporate clients. In addition, Global Crossing UK provides carrier services to national and international communications service providers.

ABOUT GLOBAL CROSSING

Global Crossing (NASDAQ: GLBC) is a leading global IP and Ethernet solutions provider with the world’s first integrated global IP-based network. The company offers a full range of data, voice and collaboration services. Global Crossing delivers an industry leading customer experience to approximately 40 percent of the Fortune 500, as well as to 700 carriers, mobile operators and ISPs. It delivers converged IP services to more than 700 cities in more than 70 countries around the globe.

Website Access to Company Information

Global Crossing maintains a corporate website at www.globalcrossing.com, and you can find additional information about the company through the Investors pages on that website at http://investors.globalcrossing.com. Global Crossing utilizes its website as a channel of distribution of important information about the company. Global Crossing routinely posts financial and other important information regarding the company and its business, financial condition and operations on the Investors web pages.

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Visitors to the Investors web pages can view and print copies of Global Crossing’s SEC filings, including periodic and current reports on Forms 10-K, 10-Q, 8-K, and in respect of GCUK’s Forms 20-F and 6-K, as soon as reasonably practicable after those filings are made with the SEC. Copies of the charters for each of the standing committees of Global Crossing’s Board of Directors, its Corporate Governance Guidelines, Ethics Policy, press releases and analysts presentations are all available through the Investors web pages.

Please note that the information contained on any of Global Crossing’s websites is not incorporated by reference in, or considered to be a part of, any document unless expressly incorporated by reference therein.

# # #

This press release contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties that could cause the actual results to differ materially, including: the impact on the business of current global economic conditions and the severe tightening in global credit markets; increased competition and pricing pressures resulting from technology advances and regulatory changes; competitive disadvantages relative to competitors with superior resources; the impact on the business of an economic downturn or recession; dependence on a number of key personnel; the concentration of revenue in a limited number of customers, and the rights of such customers to terminate their contracts or to simply cease purchasing services thereunder; the influence of the company’s parent, and possible conflicts of interest of the parent or of certain of GCUK’s directors and officers; our ability to raise capital through financing activities; exposure to contingent liabilities; and other risks referenced from time to time in GCUK’s filings with the Securities and Exchange Commission. Global Crossing undertakes no duty to update information contained in this press release or in other public disclosures at any time.

CONTACT GLOBAL CROSSING:

Press Contact

Michael Schneider

+ 1 973 937 0146

Michael.Schneider@globalcrossing.com

Analysts/Investors Contacts

Mark Gottlieb

+ 1 800 836 0342

glbc@globalcrossing.com

Antonio Suarez

+ 1 973 937 0233

Antonio.Suarez@globalcrossing.com

IR/PR1

5 Financial Tables Follow

5

Table 1

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Consolidated Statements of Financial Position

Results below are in pounds sterling in thousands

	September 30, 2009	December 31, 2008
	(unaudited)	(audited)
Non current assets
Intangible assets, net	£11,566	£11,955
Property, plant and equipment, net	163,890	179,544
Investment in associate	210	178
Retirement benefit asset	1,020	1,020
Trade and other receivables	33,575	37,006

	210,261	229,703

Current assets
Trade and other receivables	66,959	56,276
Derivative financial instrument	706	2,787
Cash and cash equivalents	26,304	36,100

	93,969	95,163

Total assets	£304,230	£324,866

Current liabilities
Trade and other payables	£(87,614)	£(81,909)
Senior secured notes	(8,898)	(7,382)
Deferred revenue	(34,591)	(38,751)
Provisions	(1,216)	(1,590)
Obligations under finance leases	(7,621)	(10,182)
Other debt obligations	(403)	(740)

	(140,343)	(140,554)

Non current liabilities
Trade and other payables	(9,528)	(335)
Senior secured notes	(258,740)	(279,546)
Deferred revenue	(91,487)	(100,694)
Retirement benefit obligation	(2,957)	(2,880)
Provisions	(2,670)	(3,786)
Obligations under finance leases	(11,004)	(14,043)
Other debt obligations	(33)	(240)

	(376,419)	(401,524)

Total liabilities	(516,762)	(542,078)

Net liabilities	£(212,532)	£(217,212)

Capital and reserves
Equity share capital (101,000 shares outstanding at £1 each)	£101	£101
Capital reserve	31,215	30,504
Hedging reserve	433	2,694
Accumulated deficit	(244,281)	(250,511)

Total equity	£(212,532)	£(217,212)

Table 2

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Consolidated Statements of Operations

Results below are in pounds sterling in thousands

	Three months ended
IFRS in IFRS Reporting Format	September 30, 2009	June 30, 2009	September 30, 2008
	(unaudited)	(unaudited)	(unaudited)
Revenue	£74,841	£77,309	£82,110
Cost of sales	(45,257)	(50,922)	(50,832)

Gross profit	29,584	26,387	31,278
Distribution costs	(4,775)	(4,586)	(4,905)
Administrative expenses	(15,666)	(19,301)	(17,759)

Operating profit	9,143	2,500	8,614
Finance (charges)/revenues, net	(10,623)	7,692	(15,159)

(Loss)/profit before tax	(1,480)	10,192	(6,545)
Tax charge	(89)	(202)	(97)

(Loss)/profit for the period	£(1,569)	£9,990	£(6,642)

	Three months ended
IFRS in U.S. GAAP Reporting Format	September 30, 2009	June 30, 2009	September 30, 2008
	(unaudited)	(unaudited)	(unaudited)
REVENUES	£74,841	£77,309	£82,110
Cost of revenue (excluding depreciation and amortization shown separately below)
Cost of access	(20,780)	(25,405)	(25,881)
Real estate, network and operations	(10,144)	(15,074)	(12,642)
Third party maintenance	(3,417)	(3,705)	(3,920)
Cost of equipment and other sales	(10,295)	(10,314)	(9,264)

Total cost of revenue	(44,636)	(54,498)	(51,707)

Gross margin	30,205	22,811	30,403
Selling, general and administrative	(9,861)	(10,431)	(10,150)
Depreciation and amortization	(10,742)	(11,262)	(11,379)

Total operating expenses	(65,239)	(76,191)	(73,236)

OPERATING INCOME	9,602	1,118	8,874
OTHER INCOME (EXPENSE)
Interest expense, net	(7,047)	(7,506)	(7,435)
Other (expense) income, net	(4,035)	16,580	(7,984)

INCOME (LOSS) BEFORE PROVISION FOR INCOME TAXES	(1,480)	10,192	(6,545)
Provision for income taxes	(89)	(202)	(97)

NET (LOSS) INCOME	£(1,569)	£9,990	£(6,642)

Note:	The classification differences between reporting under IFRS and U.S. GAAP reporting format are as follows:

Cost of sales:

Under IFRS reporting format, the company includes cost of access, third party maintenance, customer-specific costs and depreciation on network assets within cost of sales.

Cost of revenue:

Under U.S. GAAP reporting format, the company includes cost of access, real estate, network and operations, third party maintenance and cost of equipment and other sales within cost of revenue.

Foreign currency gains and losses:

Under IFRS reporting format, the company includes foreign currency gains and losses within operating profit, except for those related to the senior secured notes and loans from and to related parties, which are included in finance revenues/(charges). Under U.S. GAAP reporting format, all foreign exchange gains and losses are included in other income (expense), net.

Table 3

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Consolidated Statements of Cash Flows

Results below are in pounds sterling in thousands

	Nine months ended
	September 30, 2009	September 30, 2008
	(unaudited)	(unaudited)
Operating activities:
Profit/(loss) for the period	£6,230	£(4,591)
Adjustments for:
Finance charges, net	11,552	30,453
Income tax charges	449	290
Depreciation of property, plant and equipment	26,308	26,520
Amortization of intangible assets	1,308	1,655
Amortization of prepaid connection costs	6,774	7,004
Share based payment expense	711	3,791
Gain on disposal of property, plant and equipment	(19)	(11)
Equity income from associate	(32)	—
Change in provisions	(1,651)	(1,122)
Change in operating working capital	(21,660)	(11,015)
Change in other assets and liabilities	(8,914)	(4,508)

Cash generated from operations	21,056	48,466
Interest paid	(16,875)	(17,164)

Net cash provided by operating activities	£4,181	£31,302

Investing activities:
Interest received	£2,244	£3,246
Proceeds from disposal of property, plant and equipment	58	12
Purchase of property, plant and equipment	(9,301)	(16,432)

Net cash used in investing activities	£(6,999)	£(13,174)

Financing activities:
Loans provided by group companies	£9,908	£—
Repayment of senior secured notes	(7,382)	(1,158)
Payment of employee taxes on share-based compensation	(1,047)	—
Repayment of capital elements under finance leases	(7,913)	(7,339)
Proceeds from debt obligations, net	—	474
Repayment of capital element of other debt obligations	(544)	(327)

Net cash used in financing activities	£(6,978)	£(8,350)

Net (decrease)/increase in cash and cash equivalents	(9,796)	9,778
Cash and cash equivalents at beginning of period	36,100	23,954

Cash and cash equivalents at end of period	£26,304	£33,732

Non-cash financing activities:
Capital lease and debt obligations incurred	£2,311	£1,079

Table 4

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Summary of Consolidated Revenues

Results below are in pounds sterling in thousands

	Three months ended
	September 30, 2009	June 30, 2009	September 30, 2008
	(unaudited)	(unaudited)	(unaudited)
Revenues:
Enterprise, carrier data and indirect sales channels	£73,379	£75,338	£80,660
Carrier voice	1,337	1,846	1,325

Revenues from third party customers	74,716	77,184	81,985
Revenues from Global Crossing group companies	125	125	125

Consolidated revenues	£74,841	£77,309	£82,110

Table 5

Global Crossing (UK) Telecommunications Limited and Subsidiaries

Reconciliation of OIBDA to Net (Loss) Income

Results below are in pounds sterling in thousands

Pursuant to the SEC’s Regulation G, the following table provides a reconciliation of OIBDA, which is considered a non-GAAP (Generally Accepted Accounting Principles) financial measure, to net (loss) income under U.S. GAAP reporting format.

OIBDA is defined as operating income before depreciation and amortization, based upon our IFRS results in U.S. GAAP reporting format consolidated statements of operations. OIBDA differs from operating income, in that it excludes depreciation and amortization. Such excluded expenses primarily reflect the non-cash impacts of historical capital investments, as opposed to the cash impacts of capital expenditures made in recent periods. In addition, OIBDA does not give effect to cash used for debt service requirements and thus does not reflect available funds for reinvestment, distributions or other discretionary uses.

Management uses OIBDA as an important part of our internal reporting and planning processes and as a key measure to evaluate profitability and operating performance, make comparisons between periods, and to make resource allocation decisions. Management believes that the investment community uses similar performance measures to compare performance of competitors in our industry.

There are material limitations to using non-GAAP financial measures. Our calculation of OIBDA may differ from similarly titled measures used by other companies, and may not be comparable to those other measures. Additionally, OIBDA does not include certain significant items such as depreciation and amortization, interest income, interest expense, income taxes and other non-operating income or expense items. OIBDA should be considered in addition to, and not as a substitute for, other measures of financial performance reported in accordance with GAAP.

Management believes that OIBDA is useful to our investors as it is a relevant indicator of operating performance, especially in a capital-intensive industry such as telecommunications. OIBDA provides investors with an indication of the underlying performance of our everyday business operations. It excludes the effect of items associated with our capitalization and tax structures, such as interest income, interest expense and income taxes, and of other items not associated with our everyday operations.

	Three months ended
	September 30, 2009	June 30, 2009	September 30, 2008
	(unaudited)	(unaudited)	(unaudited)
OIBDA	£20,344	£12,380	£20,253
Depreciation and amortization	(10,742)	(11,262)	(11,379)

Operating income	9,602	1,118	8,874
Interest expense, net	(7,047)	(7,506)	(7,435)
Other (expense) income, net	(4,035)	16,580	(7,984)
Provision for income taxes	(89)	(202)	(97)

Net (loss) income	£(1,569)	£9,990	£(6,642)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Global Crossing (UK) Telecommunications Limited

By:	/S/ EDWARD T. HIGASE
Name:	Edward T. Higase
Title:	Managing Director

Date: 14 December, 2009